

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via E-mail
Andy Michael Ibrahim
Chief Executive Officer
Vapetek Inc.
7611 Slater Avenue, Unit H
 Huntington Beach, California 92647

> **Re: Vapetek Inc.**
> **Form 8-K**
> **Filed September 23, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 19, 2014**
> **File No. 000-54994**

Dear Mr. Ibrahim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Vapetek Inc. Form 8-K filed September 23, 2014

General

1.   We note the disclosure in your filing repeats information on various pages. For example, disclosure on pages 4 through 6 is identical to the disclosure on pages 8, 9, 30 and 31 besides the insertion of pictures. Additionally, disclosure is repetitive on pages 8 and 10 and on pages 9 and 11. Please revise your disclosure to provide the reader with a clear understanding of your business and avoid repeating your disclosure.

2. Please disclose throughout the document that West Coast Vape Supply Inc. and PennyGrab Inc. are related parties, explaining how they are related to Messrs. Benyameen and Ibrahim.

3. Please explain how the company went from being a shell company to having a line of products to distribute pursuant to the West Coast Vape Supply Agreement. Provide specific dates related to these developments. Revise the disclosure throughout the document to discuss in specific detail the development of your operations.

4. Please provide the disclosure required by Item 404 of Regulation S-K.

Item 1. Description of Business, page 3

5. You disclose in the last paragraph on page 3 that the Form 10 registration statement you filed on July 3, 2013 was declared effective by the SEC on July 17, 2013. Please note that your registration statement was not declared effective, but went automatically effective by lapse of time 60 days after you filed it. Please revise your disclosure accordingly.

6. Please clarify in the last paragraph on page 3 that Mr. Chiang sold 7,200,000 of his shares to Messrs. Benyameen and Ibrahim for $20,000.

Current Products, page 4

7. Please clarify whether the Vhit DABlaster Atomizer and Electronic Battery Starter Kit are current, commercially available products in light of your statements that the Vhit DABlaster Atomizer "will be made from premium stainless steel and pyrex glass tube and a standard 510 thread" and the Electronic Battery Starter Kit "will be designed as the Company's vaporizer start kit…" [emphasis added]

8. Please disclose, if true, your e-liquids contain nicotine. Disclose the amounts of nicotine in your products and discuss the risks of nicotine exposure and toxicity through contact with the liquids.

9. Please explain what "U.S. pharmacopeia USP grade" means with regard to your e-liquids.

Products Under Development, page 5

10. Please discuss the current stage of development of each product and the steps, time frame and funding needed to make each product commercially available.

Corporate Website, page 6

11.   We note your statements on page 6 regarding the benefits of electronic cigarettes over regular cigarettes. Please disclose that the FDA has indicated that e-cigarettes and their potential risks have not been fully studied. As a result, consumers currently do not know the potential risks of e-cigarettes when used as intended, how much potentially harmful chemicals are being inhaled during use, or whether there are any benefits associated with these products.

Manufacturing, page 7

12.   We note your disclosure that you are under contract with manufacturers based in China. Please identify your sources of raw materials and the names of any principle suppliers and if you rely on one or a few major customers. Additionally, please disclose the duration of your trademarks. Please refer to Item 101 of Regulation S-K.

Facilities and Logistics, page 8

13.   You disclose under "Employees" on page 8 that you have two employees and under "Facilities and Logistics" that you have a 1,000 square foot leased facility. In light of the fact that you have two employees and one facility, please explain the following statement under "Facilities and Logistics": "The office is currently divided among the Company's various disciplines: management, finance, customer service, sales, marketing and customer service, with 25% of the available space dedicated to inventory. Each location has a bookkeeper, production manager, assembly supervisor, production workers, and customer service staff."

14.   Please disclose if the company shares its facility with any of the other business ventures of Messrs. Benyameen and Ibrahim. We note, for example, that West Coast Vape Supply Inc. shares the same address in the distributor agreement filed as Exhibit 10.5.

Industry Overview, page 8

15.   Please supplementally provide to us third party support for your statements regarding the industry and market for electronic cigarettes.

Risk Factors, page 13

We hold no patents on any of our products, and if we are not able to…, page 14

16.   We note in your risk factor that you must protect your technologies to be successful in your business. Please disclose what technologies you have developed. It appears based on your disclosure on page 7 that your products are third party products branded under your

company's trademark. If true, please revise your risk factor and business disclosure to make this clearer.

Government Regulation, page 16

Electronic cigarettes may become subject to regulation by the FDA, page 18

We market a single class of products, which may be subject to government…, page 19

Our products may contain nicotine which is considered to be…, page 19

17.   Please revise the above risk factors regarding government regulation so that they are consistent, non-repetitive, updated and specific to your products and business. As just two examples:

- You disclose on page 16 that, "Because we do not market our electronic cigarettes for therapeutic purposes, and our electronic cigarettes do not contain nicotine, we believe that our products should not fall under the regulatory oversight of the FDA." Please reconcile this statement with your risk factor disclosure on page 19 and disclosure in the Business section that your products contain nicotine.

- Your risk factor disclosure fails to take into account the proposed rules released by the FDA on April 25, 2014, to extend its tobacco authority to additional tobacco products, including e-cigarettes.

If securities or industry analysis do not publish research…, page 26

18.   Please remove this risk factor from your disclosure since you are not currently trading in the public market. We note your disclosure in the risk factor on page 29 that you have not reached an agreement with a FINRA market maker to file a Form 211 of your behalf.

Our management and director have significant control…, page 27

19.   You disclose in this risk factor that your "executive officers, directors and their affiliated entities together beneficially own approximately 100% of our common stock, representing approximately 100% of the voting power of our outstanding capital stock." Please reconcile this disclosure with your disclosure on page 34 that Richard Chiang beneficially owns six percent of your common stock.

Failure to achieve or maintain effective internal controls…, page 28

20.   Please remove this risk factor because it does not relate to your company (referring, instead, to "the effectiveness of the Company's contemplated registration statement") and

merely repeats disclosure provided elsewhere in the risk factors. Also remove the next risk factor, since it also repeats disclosure already provided.

Item 2. Financial Information

Management Discussion and Analysis of Financial Condition and Results of Operations, page 29

21. Please revise your disclosure to provide the information required by Item 303 of Regulation S-K. Your current disclosure is mainly copied from the Business Overview section of your filing.

Officers and Directors, page 35

22. Please disclose the tenures of Messrs. Benyameen and Ibrahim at the companies identified in their biographies. For example, disclose their tenures at West Coast Vape Supply Inc.

23. Please provide support for your statement that "West Coast Vape Supply Inc. has grown into one of the leading distributors of e-cigarette/vape companies engaged in both the distribution and creation of innovative products for the emerging vaporizer industry."

Executive Compensation, page 36

24. Please remove the summary compensation table for 2014 since the fiscal year is not yet complete. Provide narrative disclosure instead.

Financial Statements

25. We note on page 3 that you began operations in conjunction with the April 1, 2014 agreement with West Coast Vape Supply and that you were a shell company prior to the March 6, 2014 Share Purchase Agreement. We also note on page 44 that you believe that no merger transaction was effected. Please tell us whether Vapetek was also a shell company as of the date of the Share Purchase Agreement. If not, please provide financial statements required for Vapetek as the accounting acquirer.

Form 10-Q as of June 30, 2014

Financial statements

Note 1 – Organization and description of business, page 9

26. Please revise to include a description of your current operations in the electronic cigarette business.

Note 2 – Summary of significant accounting policies, page 9

27. Refer to your revenue recognition accounting policy on page 10. Please revise to delete the reference to the Executive Training Program or revise the description of your business in Note 1 accordingly.

Note 4 – Related party transactions, page 11

28. Please revise to describe the related party transactions between you and West Coast Vape Supply Inc. in greater detail pursuant to ASC 850-10-50-1 to 850-10-50-6. Please also disclose the business purpose of the arrangement; identification of the related parties transacting business with the registrant; how transaction prices were determined by the parties; if disclosures represent that transactions have been evaluated for fairness, a description of how the evaluation was made; and any ongoing contractual or other commitment as a result of the arrangement. Please also expand MD&A pursuant to Item 404 of Regulation S-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

29. Your Form 8-K filed September 23, 2014, suggests that you exited shell company status in connection with entering into the product distribution agreement with West Coast Vape Supply Inc. on April 1, 2014. Please revise your Form 10-Q to explain how the company went from being a shell company to having a line of products to distribute pursuant to the West Coast Vape Supply Agreement. Discuss in specific detail the developments that led to the commencement of your operations, including the entry into the West Coast Vape Supply Agreement. File the West Coast Vape Supply Agreement as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director